  As filed with the Securities and Exchange Commission on November 2, 1999
                                                          Reg. No. 0-27063

 ============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   ----------------------------------------

                                  FORM 10-SB
                                AMENDMENT NO. 2

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                     AQUATIC CELLULOSE INTERNATIONAL CORP.
                     -------------------------------------
                (Name of Small Business Issuer in its charter)


            Nevada                                              82-0381904
-------------------------------                            --------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             identification No.)


3704 32nd Street, Suite 301   Vernon, B.C.                            VIT 5N6
-----------------------------------------------------------------------------
(Address of principal executive offices)                           (Zip code)

Registrant's telephone number:            (800) 565-6544


Securities registered pursuant to Section 12(b) of the Act:   None


Securities registered pursuant to Section 12(g) of the Act:

                   Common Shares, $.001 par value per share

PART I.

ITEM 1.   Description of Business

(a)  Business Development:

     Aquatic Cellulose International Corp. (the "Company") is a Nevada Corporation originally organized as Aquatic Cellulose Ltd. ("ACL") and was incorporated in March of 1997. In July of 1997, ACL was acquired by American Foods Marketing (OTC Symbol ANFM). Subsequently, ANFM changed its name and symbol to Aquatic Cellulose International Corp. (OTC BB: "AQCI"). Aquatic Cellulose Ltd., remained a wholly owned subsidiary.

(b)  Business of Registrant:

     Located in Vernon, British Columbia, Canada, the Company is a forest industry based company focusing on what was once considered a lost resource. That resource is submerged timber. AQCI has in place the processes and equipment necessary to access and recover this valuable resource. This submerged timber is still of excellent quality and can be used for plywood, sawn lumber, and a wide variety of wood fiber processes.

     The Company harvests trees with a surface mounted robotic arm that has the ability to reach under water, extract a targeted submerged tree and bring it to the surface. This submerged timber is preserved by the water and is of excellent quality making it attractive to be used for plywood, sawn lumber (i.e. lumber used for constructing buildings) special cuts for fine furniture building plus a wide variety of other wood fiber processes such as chipping to create OSB plywood (chip board) or processed for the pulp and paper industry.

     The Company uses a simple but effective way to locate timber and the rights to harvest. First the Company researches a potential site to insure sufficient timber is recoverable to warrant an on-site visit. Next the Company travels to the site for more extensive evaluations of the timber reserve (see below for more detail). If the reserve is adequate, the Company meets with the local government officials to determine the ownership of the wood reserve. In most cases once the wood has sunk to the bottom of the water location, the government takes control to insure that all environmental concerns are addressed. Once ownership is determined the Company applies for the appropriate salvage permit.

     Foreign countries are approached slightly differently. Here the Company first meets with all appropriate government officials to receive approval from the host country to evaluate its inundated forests. Once received the Company evaluates the target site to insure sufficient volume of timber. Finally the Company forms a joint venture alliance in the applicable country with a partner chosen for their ability to implement the project, operate the project on an on going basis and putting in place the down stream infrastructure to process the timber.

     Several techniques are used by the Company to identify the quantity of submerged wood. When the submerged timber is standing, the most accurate estimation of quantity is done with a shoreline survey combined with a sonar scan. The shoreline survey is accomplished first and identifies the general species, health and size of the timber. The subsequent sonar scan identifying the density and relative size of each individual tree.

     In cases where the submerged wood is lying on the bottom of waterways, the most accurate estimation of quantity is done with a mapping sonar system. This system provides the Company with accurate sonar images that detail individual pieces, size, density and the exact location of each tree. Several techniques are used by the Company to identify the quantity of submerged wood. When the submerged timber is standing, the most accurate estimation of quantity is done with a shoreline survey combined with a sonar scan. The shoreline survey is accomplished first and identifies the general species, health and size of the timber. The subsequent sonar scan identifying the density and relative size of each individual tree.

     In cases where the submerged wood is lying on the bottom of waterways, the most accurate estimation of quantity is done with a mapping sonar system. This system provides the Company with accurate sonar images that detail individual pieces, size, density and the exact location of each tree.

     The Company also offers a unique method of harvesting timber. Presently submerged forests are harvested by using divers equipped with hand operated equipment which poses a high risk of injury to the divers, plus this harvesting method has a slow wood recovery rate (8 to ten trees per day recovered). The Company, with its harvester, offers a method of wood recovery that has a higher rate of recovery, is cost effective and is a safer method of wood recovery in not requiring divers.

     Due to its unique service the Company believes it has strategically placed itself as an effective and efficient alternate wood source for industries that utilize timber. In addition, the Company believes it is in a good position to access that alternate timber supply because the Company is in a segment of the industry with minimal competition.

     This industry consists of two primary sources of underwater timber. The first of these is standing timber that has been inundated (flooded) as a result of a dam construction (hydroelectric or otherwise). These standing trees are submerged as the water level behind a dam rises, preserving them and preventing degradation of the wood quality. The second source is salvage timber. This source consists of those trees that have already been cut and have sunk to the bottom of the waterway in route to a mill or load out area.

     Inundated or salvage timber is viable for all types of finished product production including paper. Furthermore, logs in deep, fresh water are not subject to rot as bacteria requiring oxygen are not present, thus though there may be some slight discoloration, the structural integrity of sunken wood is sound. Management observed that submerged hardwoods in the Amazon are currently being used in the production of both plywood and sawn lumber.

     The Company has investigated underwater forests and salvage timber in Canada, the United States, and Central and South America. In addition to confirming the quality and location of the submerged forest, the Company also completed a physical examination of standing timber in reservoirs such as Ootsa lake in B.C. and salvage timber in water ways such as Lake Superior. The wood examined was in excellent condition and suitable for harvest and processing. The Company has also done on-sight evaluations of the Tucurui and Balbina reservoirs in Brazil. The Tucurui reservoir, located in northern interior of Brazil, was created in 1984. When the reservoir filled, it covered over 100,000 hectares of old growth rain forest. Local plywood and lumber producers have harvested trees from these reservoir using divers. The wood recovered was found to be excellent for processing, however, this recovery process was found to be slow and inefficient and represented a significant danger to the workers due to the inherent dangers associated with manually cutting trees using scuba divers.

     Presently there is not one operation existing that can consistently and systematically harvest or collect trees under water on a large scale, commercially viable basis. Furthermore, not one company has focused on the international market place. Existing operations typically focus on specific lakes with no stated plan to move outside of their home territory.

     Management and their technical staff in investigating the world market potential for the Company's service have viewed significant submerged timber resources and inundated forests in South and Central American, the United States, Canada and South East Asia. It is the Company's goal to make this alternate wood source the readily available with Aquatic Cellulose International Corp. the provider of that source of timber. Plus, the Company is offering an environmentally sound method of retrieving this resource as well as offering a product that should be accepted as an alternative to harvesting timber from rain forests.

     The Company's timber harvesting system utilizes three technological innovations. The first is the harvesting system uses a camera system with "vision enhancement". The camera system utilizes low lux digitally enhanced optics (the ability to capture visual images in low light places) and lighting which provides real time continuous surveillance of all underwater operations, even in turbid water conditions. This camera is readily available from Sony dealers throughout the world.

     The second technology is the "Robotically Controlled Arms and Heads". The Company has software that transforms individual arm and head joint position feed back data into an accurate real time graphical image. The software is copyrighted by Gary Ackles. Additionally, true three-axis robotic control of the arm position and head functions are incorporated. There is a patent pending for the use of this visually enhanced robotically controlled arm in the recovery of submerged timber. This pending patent belongs to the Company's president, Mr. Gary Ackles and is anticipated to be finalized by early 2000. This software is run on a system of four Intel Pentium based computers that are networked together.

     The third feature is "Sonar Imaging". The visual range provided by this vision system is extended by three separate but complementary systems. The first system is the bottom scan which gives the profile of the submerged terrain plus the depth and distance between the head and the targets. The second system, the polar sector scan, is an uninterrupted 360 degree sweep of the harvesting area and provides the operator with a continuous overview of all trees in the harvest area including a "nest tree" location data. The third system is a state of the "real time" sonar which rotates with the harvester head allowing the operator to target and capture individual trees.

     All three technologies were incorporated in the development and construction of a fully functional unit for log salvage operations called the ATH-60. In the fall of 1998, the ATH-60 performed a project on Monty Lake, Southern Interior of Central British Columbia, Canada, in the recovery of sunken timber. The project was a success and established that the ATH-60 could perform and do so consistently. Currently the ATH-60 is in route by ship to the Company's Brazil project. The Company is currently in the process of creating the second unit, the ATH-120 which is specially designed for the deeper harvest of large diameter submerged timber. Here all the ATH-120 CAD-drawings and technical evaluations are done with construction to begin when funds become available.

     The short term ATH-120 objectives of the Company is to finalize shop drawings (engineering is complete and detailed design 90% complete) and subsequently build the ATH-120 harvester, complete pre-operation "lake trials", and put the machine to work.

     The company has two main target markets. The first is reservoirs, including hydroelectric projects, irrigation dams, etc. There are over 38,000 large dams in the world and a significant number of these contain lumber. Thus, this is the main source of standing inundated timber. The Company has done evaluations of the Tucurui and Balbina reservoirs in Brazil and is investigating other regions such as Chile, Argentina, Venezuela, Panama and Australia. These evaluations revealed that Brazil's submerged forests contain a multitude of wood species of which at a minimum, 60% of the wood can be used for sawwood and the remaining 40% for plywood. Secondary markets in this arena would include hydroelectric utility companies, forestry companies and governmental agencies (i.e. those involved in power generation, foreign investment, economic development and the environment).

     The second market is salvage timber, much of which sank to the bottom of lakes and rivers years many years ago. Some state and provinces treat these logs as un-owned logs and consider them as Natural Resources, collecting a token stumpage fee upon harvest.

     There is no requirement for government approval for the marketing or use of the Company's principal products or services. The Company's products and services are usually thought of as improving environmental conditions through the removal of trees that are no longer adding to the ecosystem.

     There are no existing or probable governmental regulations on the Company's business. Governmental agencies are generally in favor the Company's technology and its by products.

     Important Events
     ----------------

     Some events that are in process and management believes are favorable to the future of the Company are as follows:

a. Brazil: In 1996 an agreement was signed in Brazil which gave the Company the right to recover species of timber from the Tucurui Reservoir in Brazil. There is currently a Company harvesting machine in route to Brazil and it is expected that the recovery process will begin some time in the first quarter of the year 2000.

     The Company estimates the value of this type of contract by looking at two key factors, 1) the density and size of the submerged forest and 2) the recoverable portion of this submerged forest. Once these factors are reasonably determined, the recovery unit results are extended by the market value of wood. The market value of the wood is kept current and published by the World Forest Institution. The World forest Institution is recognized by the United States Department of Natural Resources as a viable source to value wood species.

     The profit the Company will receive from the sale of recovered wood is an agreed upon calculation. Here the Company would receive potential gross revenue range an agreed upon rate per quantity of wood recovered ($40 per cubic meter of wood recovered) plus fifty percent (50%) of the value of the wood sale less the expenses incurred by the operation. It is estimated by the Company that somewhere between $7,000 to $28,000 of gross revenue for each day of harvesting can be obtained from this project (this revenue estimate includes both components of revenue referenced in this paragraph). The daily harvesting yield from this project can potentially extend over several years. Thus, the potential exists to expand the value of the contract to an estimated amount of $500 million in total gross revenue over ten years. (this estimate assumes the graduate phase in and use of up to ten harvesting machines). Management believes that the $500 million gross revenue figure is a reasonable estimate.

     Concurrently with the Brazil Agreement, Aquatic Cellulose formed a strategic alliance with JB Participacoes, a Brazilian company whom owns and operates a plywood mill on the Brazilian Tucurui reservoir, to facilitate the harvesting efforts referenced above. JB Participacoes formed Ecomab, a Brazilian company, which will direct the harvesting effort in Brazil. The strategic alliance with JB Participacos is in the form of an oral agreement wich expresses the parties intend to work together to facilitate the harvesting of the Brazil timber.

b. American/Asian Consortium: In July of 1999 a group of American and Asian businesses working together who are interested in harvesting the wood reserves in South East Asia visited the Aquatic Cellulose facility in Canada to view the harvesting equipment in operation. Subsequent to the visit, this consortium has expressed great interest in the equipment and process. Currently a business plan is being developed by the Asia group for a potential implementation of harvesting to commence sometime in early 2000.

c. Gatineau River (Quebec), Project: The Company reached a tentative agreement to harvest the Gatineau River, Quebec, with Syro Tech, a Quebec company. A Canadian company is needed to obtain the rights to harvest the Gatineau River and Syro Tech has the ability to obtain the necessary harvesting rights. However, this project has been put on hold by the parties to re-evaluate the terms of the agreement. The project will also be delayed further as harvesting cannot occur during the Canadian winter.

     Two key events must occur before this project can proceed. The first event was mentioned above, that an agreement between the parties must be in place. Secondly, all timber below the surface of the water in Canada is controlled by the Federal and Provincial Governments of Canada. Syro Tech has represented to the Company that they have the ability to make the necessary agreements to harvest the Gatineau River. These agreements must be in place before harvesting can commence.

     The magnitute of this potential project revolves around a forty mile section of the Gatineau River where wood has been towed down the river for over two hundred years. Using the investigative techniques discussed earlier, the Company estimated that there is approximately 500 million board feet of timber available for harvesting. The gross revenue translation would equate to approximately $160 million U.S. recoverable over ten years. Total costs associated with this project over the ten years are estimated to be approximately $65 million U.S., and covering three main categories: 1) project expenses of $52 million, 2) construction costs of $8 million and 3) management costs of $5 million which are based on the following assumptions: a) there will be a total of eleven harvesters employed over the ten year project, b) office headcount will increase by eight people, consisting of management and office clerical staff and operational headcount will increase for harvester operators and other direct labor, c) travel expense and labor accommodation costs will be incurred, and d) other additional operating costs such as fuel/maintenance and insurance will be incurred.

     Accomplishments

     Mr. Ackles, the CEO/President of the Company, developed the robotic arm for harvesting timber in 1995, prior to joining the Company. In 1996, upon joining the Company, Mr. Ackles granted the Company the right to use his robotic arm in the submerged forest industry for harvesting timber. Shortly afterward the Company, under the direction of Gary Ackles, began developing the prototype of the ATH-60 Aquatic Timber Harvester. With the ATH-60 under development, Mr. Ackles began pursuing domestic and international projects. One of the Company's objective when pursuing projects was to gain the rights to the submerged timber resources.

     The Brazilian government, in March of 1997, requested Mr. Ackles to consider the Tucurui reservoir as its first site to begin commercial harvesting of timber. Mr. Ackles traveled to Brazil in June, 1997 to determine if there was any potential in dealing with South America. Based on Brazil's representations, it appeared that Brazil reservoir had vast potential and In August 1997, it was announced that the Company would be moving forward on this project.

     In September 1998, the Company completed building the prototype model of the ATH-60. The model was tested at Monty Lake, in the central interior of British Colombia. The ATH-60test was successful and the Company was now able to move forward in both securing projects and them the actual harvesting of the timber.

     A technical evaluation team was sent to Brazil in May of 1999 to evaluate the Brazilian Tucurui reservoir. The team reported that the reservoir, which encompassed approximately 400,000 acres of submerged timber, contained numerous species of timber that was ideal for harvesting. However due to the large size of the submerged timber, during the spring/summer of 1999, the ATH-60 was refit with a larger head and joints which will enable it to handle the requirements of the large Brazilian timber. The ATH-60 is presently on route via ship to Brazil and harvesting is to begin in October 1999.

     In the short term, the Company intends to build more harvesters and phase then into the Tucurui project as the total matures and can handle larger volumes of timber. The Company will begin the construction of these additional harvesters as soon as it becomes commercially viable. Additionally, the Company is continuing to form relationships both domestically and around the world. Southeast Asia has expressed interest and is shaping up to be the Company's next target.

     The Company's long term objectives are to establish a reserve base of inundated and salvage timber to ensure future stability and long term growth. Also of key importance is the commitment to continued development of the Company's technology and equipment to maintain our lead position in this emerging industry.

     Revenue Recognition, Start-up Costs and Licensing Fees Policies

     The Company will recognize revenue from the harvesting of salvage timber at the point when the actual sale has been completed for the recovered timber. Start-up costs have been expensed as incurred. Currently the Company does not have plans to earn revenue from the licensing of equipment and therefore have not developed or disclosed an accounting policy covering this area.

     Acquisition Strategy

     As the Company progresses in realizing its harvesting operation goals, it will be necessary to expand the Company's operation in certain key areas to facilitate further growth. These areas are in processing the wood species harvested and in distributing the wood once processed. The Company anticipates that these needs will require addressing some time in the middle to late year 2000.

     Another area of future expansion that is needed to complement the Company's product line is in the precious wood industry area. Many of the wood species that will be harvested qualify as precious wood (high end wood). The precious wood industry is a distinct industry and requires application and certification with the easiest path of entry into the industry being via acquisition of an existing company. Currently no potential acquisition candidates have been identified and no specific time frame has been set to made such an acquisition.

     The Company employs a total of four full time employees.

     The principles of the company include Mr. Gary Ackles and Dr. Claus Wagner-Bartak. Mr. Ackles has many years experience in the aquatic environment, new equipment development and corporate management. Dr. Claus Wagner-Bartak was on the team of scientists that developed the "Canada - arm" used on NASA's Space Shuttle. For further information on the Company principles, see page twelve.

     Working Capital

     Management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet the Company's liabilities and commitments as they become payable. The Company has in the past successfully relied on private placements of common stock securities, bank debt, loans from private investors and the exercise of common stock warrants in order to sustain operations. Though there is no guarantee that future funds other than form operations will be available, it is anticipated that these same financing methods as can be utilized on an as needed basis for any future cash needs.


ITEM 2.   Management Discussion and Analysis or Plan of Operation

Plan of Operations
------------------

     The short term objectives of the Company is to finalize fabrication drawings (engineering is complete and detailed design 90% complete) and subsequently build the ATH-120 harvester, complete pre-operation "lake trials", and put the machine to work.

     The Company's long term objectives are to establish a reserve base of inundated and salvage timber to ensure future stability and long term growth. Also of key importance is the commitment to continued development of the Company's technology and equipment to maintain our lead position in this emerging industry.

     Over the next twelve months, Management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet the Company's liabilities and commitments as they become payable. The Company has in the past successfully relied on private placements of common stock securities, bank debt, loans from private investors and the exercise of common stock warrants in order to sustain operations and anticipates that these same methods can be relied upon on an as needed basis for any future cash needs.

     The Company has basically completed its current research and development project (ATH-120) and does not have another project lined up nor planned in the immediate future. However, the Company is committed to continued development of the Company's technology and therefore the Company plans to provide for research and development on an as needed basis.

     There is no expected or planned sale of plant and/or significant equipment by the Company.

     The Company's work force is expected to remain the current level for the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Full Year
---------

     The Company had revenue (from timber sales) of $3,070 for the year ended May 31, 1999 as compared to no revenue for the prior year ended May 31, 1998. Operating costs and expenses were $486,539 for the year ended May 31, 1999 as compared to $499,116 for the year ended May 31, 1998, a decrease of $12,577 or 3%.

     Net cash (used) in Operating Activities for the years ended May 31, 1999 and 1998 was ($309,543) and ($494,147) respectively. The change in cash from operating activities was $184,604.

     Net cash used in investing activities was ($79) and ($4,161) for the years ended May 31, 1999 and 1998 respectively, reflecting a change of $4,082. This decrease was a result of the Company reducing expenditures and capital assets.

     Net cash from financing activities was $383,323 and $435,580 for the years ended May 31, 1999 and 1998 respectively, reflecting a change of $52,257.

     Net (loss) decreased from a loss of $491,800 for the year ended May 31, 1998 to a loss of $483,469 for the year ended May 31, 1999, a decrease of $8,331 or 2%.

Year 2000 Issue
---------------

     The Company has attempted to evaluate the impact of the year 2000 issue on its business and does not expect the amounts, if any, to be expensed to be material. To date, no such costs have been expensed mainly because the Company uses proprietary software developed by the Company's CEO Gary Ackles. In addition, the Company is not set up to track the internal costs for any Y2K expenditures, and such costs, if any, would be principally the related payroll costs for time spent by office personnel. Such Y2K related payroll costs should not exceed $1,000 U.S.

     In its evaluation, the Company has completed its communication with its significant vendors and customers to determine the extent that year 2000 compliance issues of such parties may effect the Company. At this time, the Company believes that no one vendor or customer, nor can these vendors or customers in the aggregate effect the performance of the Company due to its year 2000 readiness. In addition, on an ongoing basis, the Company intends to deal only with vendors who claim to be year 2000 compliant (which is the Company's contingency plan).


ITEM 3.   Description of Property

     The Company's offices are located at 3704 32/nd/ Street, Suite 301, Vernon, British Columbia, V1T5N6. The Company is committed through the year 2000 with annual lease payments under operating leases for office premises and equipment of $12,165 per year.

ITEM 4.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information as of the date of this Registration Statement regarding certain Ownership of the Company's outstanding Common Stock by all officers and directors individually, all officers and directors as a group, and all beneficial owners of more than five percent of the common stock.

Name and Address                  Shares Owned Beneficially(1)      Percent of Class
----------------                  ----------------------------      -----------------
Gary J. Ackles
3498 Salmon River Bench Rd                6,450,000                         17.6%
Vernon, B.C. V1T 8Z7

Claus Wagner-Bartak
4092 Lee Highway                            200,000                           .5%
Arlington, VA 22207

Shane Kerpan
816 George Ann Street                       115,000                           .3%
Kamloops, B.C. V2C 1L5

Officer/Director as a Group               6,765,000                         18.4%

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of the registration statement upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this registration statement have been exercised. Unless otherwise indicated, the Company believes that all persons named in the table have voting and investment power with respect to all shares of common stock beneficially owned by them.

ITEM 5.   Directors, Executive Officers, Promoters and Control Persons

     The directors and executive officers of the Company, and significant employees of the Company are as follows:

Name                              AGE                  Position
----                                                   ------------
Gary J. Ackles                    46                   President & Director

Shane Kerpan                      29                   Secretary & Treasurer

Claus Wagner-Bartak               62                   Director

     The officers and Directors of the Company will devote only such time as they deem appropriate in the business Affairs of the Company. The only party with specific time requirements is Gary Ackles who is to devote approximately 1800 hours a year in the performance of his duties.

     The directors of the company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified.

Gary J. Ackles:  Mr. Ackles was appointed to the Board of Directors on July 1,
---------------
1997, to fill a vacancy. Mr. Ackles was President and founder of Aquatic Cellulose Ltd., and creator of the Aquatic Timber Harvester System. Mr. Ackles has over 25 years expertise in the industries that manufacture and sell equipment ("equipment based industries") with extensive international and domestic experience. Mr. Ackles is a creator of aquatic technologies, and has been involved with numerous equipment based industries including oil and mineral exploration, logging, heavy construction, and aquatic environmental management. Mr. Ackles has introduced and sold equipment in Canada, USA, Middle East, Africa, and South America.

Shane Kerpan:  Mr. Kerpan earned a degree in Business Administration from Simon
------------
Fraser University and has worked in a variety of staff management positions in both the private and non-profit sectors. Mr. Kerpan also possesses experience in project management and evaluation plus has provided the Company with assistance in project research, development of multi-media presentations and public relations.

Claus Wagner-Bartak--Dr. Claus Wagner-Bartak was appointed  to the Board of
-------------------
Directors in July, 1997, to fill a vacancy. Dr. Wagner-Bartak was the founder of Spar-Aerospace, the corporation contracted to develop and build the robotic arm that is presently used on the NASA Space Shuttle, that arm being named the "Canada-arm".

ITEM 6.   Executive compensation

     The following table sets forth the total remuneration to be paid to the executive officers of the Company. (For the period June 1, 1998 through May 31, 1999).

                                                              Long Term Compensation
                                                              ----------------------
                   Annual Compensation                          Awards      Payouts
-----------------------------------------------------------------------------------
(a)                    (b)     (c)           (d)    (e)         (f)          (g)          (h)          (I)
Name                                                Other                    Securities                All
and                                                 Annual      Restricted   Underlying                Other
Principal                                           Compen      Stock         Options/    LTIP         Compen
Position               Year    Salary        Bonus  sation($)   Award($)      Sar (#)     Payouts($)   sation ($)
President/CEO          1999    $84,000         0           0    $ 97,500         0              0          0
Secretary              1999          0         0    $ 35,040    $  4,500         0              0          0
Director               1999          0         0           0    $  3,450         0              0          0
Key Personnel:         1999          0         0           0           0         0              0          0

Total:                         $94,500         0    $ 35,040    $105,450         0              0          0
--------------------------------------------------------------------------------------------------------------------
Directors as a
Group                          $94,500         0    $ 35,040    $105,450         0              0          0
------------------------------------------------------------------------------------------------------------

Options/Sar Grants
------------------

     There are no outstanding options or stock appreciation rights granted to any executive officer or director at the time of this filing and there are no plans to grant such rights in the near future.

Aggregated Option/Sar Exercises and Fiscal Year End Option/Sar Value Table
--------------------------------------------------------------------------

     Not Applicable

Long Term Incentive Plans
-------------------------

     There are no long term incentive plans in currently in effect. The Board of Directors is in the process of developing an executive and employee stock option plan. The restricted stock listed in the long term compensation section were options granted and subsequently exercised for present and past services rendered in lieu of cash payment. These option were intended to be part of the to be developed stock option plan.


Compensation of Directors
--------------------------

     Directors receive no remuneration at this time. All Company Directors are entitled to reimbursement of funds advanced to pay expenses in connection with the Company's Business. The Company has not established committees of the Board of Directors.


ITEM 7. Certain Relationships and Related Transactions

     On or about February 22, 1999, the Board of Directors granted the issuance
                                                           -------
of stock options to certain officers and directors of the Company based under a stock option plan yet to be formalized. The options were exercised on or about
                                                          ---------
April 13, 1999 at $0.03 per share as follows: 1) 3,250,000 shares of common stock to Gary Ackles, 2) 115,000 shares of common stock to Shane Kerpan, and 150,000 shares of common stock to Claus Wagner Bartak. The options were vested immediately and would have expired on February 21, 2000. The exercise price was pegged at market price on or about the date the options were granted (see note 4 to the financial statements).

ITEM 8.  Description of Securities

General
-------

     As of the date of this Registration Statement, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par value, of which 36,603,985 shares are outstanding. There are 257 shareholders that are not in street name. The following is a description of the securities of the Company taken from provisions of the Company's Articles of Incorporation and By-laws, each as amended. The following description is a summary and is qualified in its entirety by the above referenced provisions of the Articles of Incorporation and By-laws as currently in effect.

Common Stock
------------

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors. Accordingly, holders of a majority of shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they chose to do so. The Articles of Incorporation does not provide for cumulative voting for the election of directors. Holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders Common Stock have no preemptive, subscription or redemption rights. All outstanding shares of Common Stock are, and the shares offered hereby, upon issuance, will be, fully paid and non assessable.

Preferred Stock
---------------

     There are 10,000,000 shares of preferred stock, no par value authorized. None are issued or outstanding at this time. The rights associated with the preferred shares are still to be determined by the Board of directors of the Company. There are no present plans by the company's Board of Directors to issue preferred shares or to address the rights to be assigned to such shares.

Transfer Agent
--------------

     The Company's transfer agent is Oxford Transfer & Registrar located at 317 Southwest Alder, Suite 1120, Portland, Oregon, 92704.

PART II.

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Price
------------

     The Company's Common Stock has been quoted on the OTC:BB since July, 1997 under the symbol "AQCI". However, as of September 1, 1999 the Company's shares trade only on the pink sheets. The following table set forth, the high and low bid prices for the Common stock for the quarters indicated.

                                   High Bid                 Low Bid
                                   --------                 -------
Third Quarter 1998                 .16                      .03
Fourth Quarter 1998                .23                      .06
First Quarter 1999                 .06                      .03
Second Quarter 1999                .47                      .06

Dividends
---------

     The Company anticipates that for the foreseeable future, earnings will be retained for the development of is business. Accordingly, the Company does no anticipate paying dividends on the Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend upon among other of the Company and general business condition.

ITEM 2.  Legal Proceedings

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  Recent Changes in and Disagreements with Accountants

     During the Company's first fiscal year and up to the present time, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed. The independent accountant for the Company is KPMG LLP. This firm was engaged on or about September 10, 1997.

ITEM 4.  Recent Sales of Unregistered Securities

     A total of 26,426,336 shares of common stock, par value $.001 (the "Shares"), have been issued by the Company within one year prior to the filing of this Form 10-SB for cash or services rendered to the Company, absent registration under the Securities Act of 1933, as amended (the "Securities Act"). Part of these shares were offered pursuant to the exemption provided by Rule 504 of Regulation D (10,523,336 Shares) where such offering price in the aggregate did not exceed $1,000,000 and all purchasers were accredited investors as defined in Rule 501(a) of Regulation D, with the remaining shares offered pursuant to the exemption provided by Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering for payment of services provided by vendors and/or consultants. The Shares issued are as follows.

     In August, 1998, the Company issued 1,000,000 restricted Shares to Big Rock Marketing Group and 720,000 restricted Shares to Chelsey Technology Corp. valued at $.03 per share (a 55% discount to market) which amounted to $30,000 and $21,600 respectively as payment for public relations services rendered to the Company and represented fair value for services rendered. The shares were issued pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, as a "transaction not involving a public offering."

     In October, 1998, the Company issued 1,000,000 restricted Shares to Big Rock Marketing Group and 500,000 restricted Shares to P. Daoust valued at approximately $.03 per Share (approximately 50% of market value) as compensation for public relations services rendered to the Company and represented fair value for services rendered. The value was a negotiated settlement amount. The shares were issued pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, as a "transaction not involving a public offering."

     In November, 1998, the Company issued 1,028,000 restricted Shares to various consultants for services rendered to the Company valued at approximately $.03 per share (approximately market value and these shares represented fair value for services rendered). The shares were issued pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, as a "transaction not involving a public offering."

     In December, 1998, the Company issued 3,250,000 restricted shares to various consultants for public relations services rendered valued at $.03 share (approximately market value and these shares represented fair value for services rendered) per share and 240,000 restricted Shares valued at $0.146 (approximately market value which was rising and these shares represented fair value for services rendered) to Sean Ackles as compensation rendered in his position as an Officer of the Company. Mr. Ackles related services were performed in the prior year. These shares were issued pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, as a "transaction not involving a public offering."

     In January, 1999, the Company issued 1,350,000 restricted shares to various consultants and vendors for services and product rendered. These shares were valued at approximately $.03 per share (approximately market value and represented fair value for services rendered). These shares were issued pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, as a "transaction not involving a public offering."

     In February, 1999, the Company issued 10,523,336 shares to various investors pursuant to the exemption to registration provided under Rule 504 of Regulation D of the

Securities Act of 1933, as amended. These shares were sold at $.03 per share (sale price was set at approximately a 30% discount to market at the time of filing).

     In April 1999, the Company issued 3,515,000 restricted shares to various Officers of the Company who exercised options granted in February, 1999 for services rendered in their positions. These shares were valued at $.03 per share which was market value on the date the options were granted. In addition the Company also issued 3,000,000 restricted shares valued at $.10 per share to Consultants for public relations services rendered to the Company (issuance price was a negotiated settlement price). These shares were issued pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, as a "transaction not involving a public offering." (see note 4 to the financial statements).

     In May, 1999, the Company issued 500,000 restricted Shares valued at $.10 per share (price reflected market price) to a Consultant for public relations services rendered to the Company and these shares represented fair value for services rendered. These shares were issued pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, as a "transaction not involving a public offering."


ITEM 5. Indemnification of Directors and Officers

     The corporation shall indemnify to the fullest extent not prohibited by law any person who has or is a party or is threatened to be made a party to any proceeding (as hereinafter defined) against all expenses (including attorney's fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

                     Consolidated Financial Statements of

                               AQUATIC CELLULOSE
                              INTERNATIONAL CORP.

                       (A Development Stage Enterprise)

                            Year ended May 31, 1999

AUDITORS' REPORT TO THE STOCKHOLDERS

We have audited the consolidated balance sheet of Aquatic Cellulose International Corp. and subsidiary, a development stage enterprise, as at May 31, 1999 and the consolidated statements of loss and deficit, cash flows and stockholders' equity and comprehensive income for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Aquatic Cellulose International Corp. and subsidiary as at May 31, 1999 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company incurred a loss of $483,469 for the year ended May 31, 1999. This factor, among others, as discussed in Note 1 a) raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


Signed "KPMG LLP"


Chartered Accountants


Kelowna, Canada

July 23, 1999

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)



Consolidated Balance Sheet
$ United States


May 31, 1999 and 1998

------------------------------------------------------------------------------
                                                          1999           1998
                                                                   (Unaudited)
------------------------------------------------------------------------------
Assets

Current assets
  Cash                                                $   100,906   $  25,757
  Accounts receivable                                       7,734      21,746
  Share subscriptions receivable (note 8)                 250,000           -
  Deposit                                                       -       9,419
  ---------------------------------------------------------------------------
                                                          358,640      56,922

Capital assets (note 3)                                     6,226       8,458

-----------------------------------------------------------------------------
                                                      $   364,866   $  65,380
-----------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable and accrued liabilities            $    24,060   $  63,771

Stockholders' equity
  Capital stock (note 4)                                1,561,034     739,665
  Deficit accumulated during the development stage     (1,254,793)   (771,324)
  Accumulated other comprehensive income                   34,565      33,268
  ---------------------------------------------------------------------------
                                                          340,806       1,609

-----------------------------------------------------------------------------
                                                      $   364,866   $  65,380
-----------------------------------------------------------------------------

See accompanying notes to financial statements



On behalf of the Board:

__________________________  Director

__________________________  Director

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Consolidated Statement of Loss and Deficit
$ United States

Year ended May 31, 1999 and 1998

------------------------------------------------------------------------------------------------------------------
                                                        From inception
                                                       (March 11, 1996)                 1999                  1998
                                                       to May 31, 1999                                 (Unaudited)
------------------------------------------------------------------------------------------------------------------
Revenue
    Timber sales                                          $     3,070              $      3,070        $        -

Expenses
    Advertising and promotion                                  20,395                     7,868             9,405
    Amortization                                                5,811                     2,160             2,162
    Engineering design                                         67,448                    34,443            33,005
    Financial and promotional consulting                      188,046                   188,046                 -
    Interest and bank charges                                   7,387                     1,180             2,840
    Office rent                                                18,713                     6,342             8,278
    Office                                                     27,401                    13,319            10,694
    Professional fees                                          34,778                     9,963            17,831
    Research and development                                  301,306                    42,660            97,443
    Shop and fabrication                                        7,024                     3,185             3,839
    Telephone                                                  36,348                    12,019            13,442
    Travel                                                    124,376                    23,013            74,172
    Vehicle and equipment leases                               22,246                     7,209             7,199
    Wages and benefits                                        404,063                   135,132           218,806
    -------------------------------------------------------------------------------------------------------------
                                                            1,265,342                   486,539           499,116

Loss before other income                                   (1,262,272)                 (483,469)         (499,116)

Other income
    Interest                                                      184                         -                21
    Foreign exchange gain                                       7,295                         -             7,295
    -------------------------------------------------------------------------------------------------------------
                                                                7,479                         -             7,316

-----------------------------------------------------------------------------------------------------------------
Loss                                                       (1,254,793)                 (483,469)         (491,800)
-----------------------------------------------------------------------------------------------------------------

Weighted average number of shares                                                    19,014,620         9,167,802

Loss per share                                                                     $      (0.03)       $    (0.05)
-----------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Consolidated Statement of Cash Flows
$ United States

Year ended May 31, 1999 and 1998

------------------------------------------------------------------------------------------------------------------
                                                           From inception
                                                          (March 11, 1996)               1999                 1998
                                                          to May 31, 1999                               (Unaudited)
------------------------------------------------------------------------------------------------------------------
Operating activities
     Cash received from timber sales                     $     3,070                $    3,070        $        -
     Cash received from other income                           7,479                         -             7,316
     Cash paid to suppliers and employees                   (823,057)                 (312,613)         (501,463)
     -----------------------------------------------------------------------------------------------------------
                                                            (812,508)                 (309,543)         (494,147)

Financing
     Issuance of capital stock                               912,769                   383,323           457,463

Investing
     Purchase of capital assets                              (12,470)                      (79)           (4,161)

Foreign currency translation adjustment                       13,115                     1,448             8,923

----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                  100,906                    75,149           (31,922)

Cash, beginning of year                                            -                    25,757            57,679

----------------------------------------------------------------------------------------------------------------
Cash, end of year                                        $   100,906                $  100,906        $   25,757
----------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Consolidated Statement of Stockholders' Equity and Comprehensive Income $ United States

Year ended May 31, 1999 and 1998

-----------------------------------------------------------------------------------------------------------------------
                                                                          Deficit
                                                                      Accumulated      Accumulated
                                               Capital Stock           During the            Other           Total
                                          ------------------------
                                            Number                    Development    Comprehensive    Stockholders
                                          of Shares         Amount          Stage           Income          Equity
-----------------------------------------------------------------------------------------------------------------------
     ANFMI balance, May 31, 1997            145,649    $   60,626     $  (279,524)      $  2,759       $(216,139)
     Issued for cash                      4,974,351       469,611               -              -         469,611
     ------------------------------------------------------------------------------------------------------------------
     ANFMI balance, July 12, 1997,
      prior to business combination
      with ACL                            5,120,000       530,237        (279,524)         2,759         253,472
     Adjustment to record business
      combination
     Shares of ANFMI issued to
      acquire shares of ACL (note 2)      4,732,800        11,357               -              -          11,357
     ------------------------------------------------------------------------------------------------------------------
     ACIC balance, July 12, 1997,
      after business combination          9,852,800       541,594        (279,524)         2,759         264,829

     Issued during the period from
      July 13, 1997 to May 31, 1998:
      Conversion of note payable to
      common shares                         300,000       195,776               -              -         195,776
      Issued for cash                        24,849         2,295               -              -           2,295
     ------------------------------------------------------------------------------------------------------------------
                                         10,177,649       739,665        (279,524)         2,759         462,900
     Comprehensive income:
      Loss                                        -             -        (491,800)             -        (491,800)
      Foreign currency translation
       adjustment                                 -             -               -         30,509          30,509
     ------------------------------------------------------------------------------------------------------------------
     Comprehensive income (loss)                  -             -        (491,800)        30,509        (461,291)
     ------------------------------------------------------------------------------------------------------------------
     ACIC balance, May 31, 1998          10,177,649       739,665        (771,324)        33,268           1,609

     Issued for cash                     14,113,336       383,323               -              -         383,323
     Issued upon exercise of options      3,515,000       105,450               -              -         105,450
     Issued for services                  6,798,000       188,046               -              -         188,046
     Subscribed shares                    2,000,000       250,000               -              -         250,000
     Notes receivable (note 5)                    -      (105,450)              -              -        (105,450)
     ------------------------------------------------------------------------------------------------------------------
                                         26,426,336       821,369               -              -         821,369
     Comprehensive income:
       Loss                                       -             -        (483,469)             -        (483,469)
       Foreign currency translation
        adjustment                                -             -               -          1,297           1,297
     ------------------------------------------------------------------------------------------------------------------
     Comprehensive income (loss)                  -             -        (483,469)         1,297        (482,172)
     ------------------------------------------------------------------------------------------------------------------
     ACIC balance, May 31, 1999          36,603,985    $1,561,034     $(1,254,793)      $ 34,565       $ 340,806
     ==================================================================================================================

Refer to note 1c) for basis of presentation and consolidation.

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------

Aquatic Cellulose International Corp. was incorporated under the laws of the State of Nevada. The Company's principal activity is the development under authority, of equipment for underwater harvesting and/or salvaging of submerged timber and the procurement of contracts for the harvest and salvage of submerged timber.

1.  Significant accounting policies:

    a) Going concern

       These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to generate future profitable operations and receive continued financial support from its shareholders and other investors. Management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet the Company's liabilities and commitments as they become payable.

    b) Translation of Financial Statements

       The Company's subsidiary, Aquatic Cellulose Ltd., operates in Canada and its operations are conducted in Canadian currency.

       The method of translation applied is as follows:

       i) Assets and liabilities are translated a the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.474 (1998 - $1.457).

       ii) Revenues and expenses are translated at the exchange rate in effect at the transaction date.

       iii) The net adjustment arising from the translation is included in accumulated other comprehensive income.

    c) Basis of presentation and consolidation

       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Aquatic Cellulose Ltd.

       Effective July 12, 1997, the Company completed the acquisition of 100% of the outstanding common shares of Aquatic Cellulose Ltd. ("ACL"). As ACL shareholders obtained effective control of the Company through the exchange of their shares of ACL for shares of the Company, the acquisition of ACL has been accounted for in these consolidated financial statements as a reverse acquisition. Consequently, the 1998 consolidated statements of loss and deficit and cash flows reflect the results of operations and changes in financial position of ACL, the legal subsidiary, for the year ended May 31, 1998, combined with those of American Natural Foods Marketing, Inc. ("ANFMI"), the legal parent, from acquisition on July 12, 1997, in accordance with generally accepted accounting principles for reverse acquisitions.

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 2
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------

1.  Significant accounting policies (continued):

    c) Basis of presentation and consolidation (continued)

       In addition, the figures for the period from inception to May 31, 1999 presented in the consolidated statements of loss and deficit and cash flows are those of ACL, the legal subsidiary, together with those of ANFMI from July 12, 1997. Effective November 10, 1997, the Company changed it's name from ANFMI to Aquatic Cellulose International Corp. ("ACIC").

       In these notes to the consolidated financial statements, the Company, prior to the business combination with ACL, is referred to as "ANFMI", and after completion of the business combination and name change, is referred to as "ACIC".

    d) Capital assets

       Capital assets are stated at cost. Amortization is provided using the following methods and annual rates which are intended to amortize the cost of assets over their estimated useful life:

       -------------------------------------------------------------------------
       Asset                                      Method               Rate
       -------------------------------------------------------------------------
       Computer equipment              Declining balance                30%
       Furniture and equipment         Declining balance                20%
       Leasehold improvements          Straight-line                    20%
       -------------------------------------------------------------------------

    e) Start-up costs

       Costs incurred in the period prior to revenue being recognized from the sale of salvage timber are expensed as incurred. These costs include engineering design, research and development costs, shop and fabrication, and travel.

    f) Management estimates

       The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

    g) Financial instruments

       The fair values of the Company's cash, accounts and share subscriptions receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. It is not practicable to determine the fair value of notes receivable due to the nature of the amount and the absence of a market for such instruments. The maximum credit risk exposure for all financial assets is the carrying amount of those assets.

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 3
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------

1.  Significant accounting policies (continued):

    h) Loss per share

       Loss per common share is calculated based on the net income and the weighted average number of shares outstanding during the year. For all years, the computation of diluted loss per share was anti dilutive, therefore, the amounts reported for basic and diluted loss were the same.

    i) Accounting standards change

       In June, 1998, the Financial Accounting Standards board issued SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities." Adoption of this statement is not expected to have a significant impact on our results of operations or financial position.

2.  Business Combination:

    Effective July 12, 1997, ANFMI and ACL executed their business combination agreement. ANFMI issued 4,732,800 common shares to the shareholders of ACL in consideration for all of the issued and outstanding common shares of ACL on the basis of 1 common share of ANFMI for each common share of ACL. As the former shareholders of ACL obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, ACL is considered to have acquired ANFMI with the results of ANFMI's operations included in the consolidated financial statements from the date of acquisition. ACL is considered the continuing entity and consequently, the comparative figures are those of ACL.

    The acquisition has been recorded at the estimated fair value of the consideration given which, under reverse acquisition accounting, is the net asset value of ANFMI at the date of acquisition. The acquisition details are as follows:

Net assets acquired, at book values
     Cash                                                        $ 469,611

     Receivable from related company                               217,313

     Note payable                                                 (217,313)
     ---------------------------------------------------------------------
                                                                 $ 469,611
     ---------------------------------------------------------------------
Consideration given for net assets acquired

     ---------------------------------------------------------------------
     Common shares issued                                        $ 469,611
     ---------------------------------------------------------------------

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 4
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------

2.  Business Combination (continued):

    As the continuing entity is deemed to be ACL, share capital of ANFMI has been reduced by $458,254 as a result of accounting for this combination as a reverse acquisition. The net effect of $11,357 ($469,611 - $458,254) is reflected on the statement of stockholders' equity and comprehensive income.

    The historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuers and acquirer's stock with an offset to paid in capital. The retained earnings (deficiency) of the acquirer is carried forward after the acquisition.

3.  Capital assets:

---------------------------------------------------------------------------------------
                                                                   1999       1998
---------------------------------------------------------------------------------------
                                                  Accumulated    Net book    Net book
                                         Cost     amortization     value       value
---------------------------------------------------------------------------------------
    Computer equipment                 $ 2,323       $1,356       $  967      $1,397
    Furniture and equipment              4,639        1,349        3,290       4,071
    Leasehold improvements               4,927        2,958        1,969       2,990
---------------------------------------------------------------------------------------
                                       $11,889       $5,663       $6,226      $8,458
---------------------------------------------------------------------------------------

4.  Capital stock:

a)  Authorized:

       50,000,000 common shares with a par value of $0.001 per share 10,000,000 preferred shares with a par value of $0.001 per share, issuable in series

b)  Stock options

    --------------------------------------------------------------------------------------------
                         Price per        Outstanding                               Outstanding
    Expiry Date            share          May 31, 1998     Issued     Exercised     May 31, 1999
    --------------------------------------------------------------------------------------------
    February 22, 2004    $  0.03                   --     3,515,000    3,515,000             --
    --------------------------------------------------------------------------------------------

The Company applies APB Opinion No. 25 in accounting for its Stock Option Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation costs based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the proforma amounts below:

Net Loss
    As reported                          $295,423
       Proforma                          $317,300
    Loss per share
       As reported                       $   0.02
       Proforma                          $   0.02

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 5
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------

5.  Notes receivable:

    The Company loaned $105,450 to three Directors for the exercise of Company stock options during the year (note 4b). These notes are unsecured, do not bear interest and are due on July 24, 2001.

6.  Statement of cash flows:

    The operating activities on the Company's statement of cash flows prepared under the indirect method is as follows:

    ----------------------------------------------------------------------------
                                                    1999        1998
    ----------------------------------------------------------------------------
    Net loss                                     $(463,469)  $(491,800)

    Non-cash items
        Amortization                                 2,160       2,162
        Financial and promotional consulting       188,046           -

    Changes in non-cash working capital            (16,280)     (4,509)
    ----------------------------------------------------------------------------
                                                 $(309,543)  $(494,147)
    ----------------------------------------------------------------------------

7.  Income taxes:

    The Company has non-capital losses available to reduce future years' income for Canadian tax purposes. Management has determined that utilizing these losses is unlikely, and therefore the benefit of which has not been recorded in the accounts of the Company. These losses expire as follows:

    ----------------------------------------------------------------------------
                                                                    $  Canada
    ----------------------------------------------------------------------------
    2003                                                               159,077

    2005                                                               570,428

    2006                                                               382,035
    ----------------------------------------------------------------------------
                                                                    $1,111,540
    ----------------------------------------------------------------------------

8.  Subsequent event:

    Subsequent to May 31, 1999, the share subscriptions receivable were collected.

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 6
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------

9.  Uncertainty due to the Year 2000 Issue:

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

PART III.

Item 1.  Index to Exhibits

Exhibit
Number         Description
------         -----------

2.1*           Articles of Incorporation of the Company filed February 28, 1997.

2.2*           Certificate Amending Articles of Incorporation filed November 19,
               1997

2.3*           Bylaws of the Company.

6.1*           Lease for the Premises dated November 1, 1996.


*   Previously Filed

Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:  AQUATIC CELLULOSE INTERNATIONAL CORP.

Signature                              Title                    Date
---------                              -----                    ----

By:  /s/ Gary Ackles           Chief Executive Officer,    November 2, 1999
     ---------------
     Gary Ackles               Director - Chairman



By:  /s/ Claus Wagner-Bartak   Director                    November 2, 1999
     -----------------------
     Claus Wagner-Bartak